Mail Stop 4561
Via fax: (817) 224-8381

January 29, 2010

Mr. Michael J. Thorne
Chief Financial Officer
DynCorp International Inc.
3190 Fairview Park Drive, Suite 700
Falls Church, VA 22042

>   **Re: DynCorp International Inc.**
>   **Form 10-K for Fiscal Year Ended April 3, 2009**
>   **Filed June 11, 2009**
>   **Form 10-Q for Fiscal Quarter Ended October 2, 2009**
>   **Filed November 9, 2009**
>   **File No. 001-32869**

Dear Mr. Thorne:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended April 3, 2009

Item 1. Business, page 3

1.   You have indicated that 96% of your revenues were generated from the U.S. government and we note that you specifically identify several multi-year contracts you consider to be material. Please provide us with your analysis as to whether you were substantially dependent on one or more of these contracts during the last

two years and whether the contracts are required to be filed as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

2.   In your future filings, please include the SEC's Public Reference Room address, where investors may read and copy the materials you file, as required by Item 101(e)(2) of Regulation S-K.

<u>Item 2. Properties, page 22</u>

3.   We note that you have not filed any lease agreements. Please tell us how you determined that none of the lease agreements for the major facilities listed on page 22 is required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates</u>

<u>Impairment of Goodwill, page 44</u>

4.   To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit;
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplemental Data

Notes to the Consolidated Financial Statements

Note 15 – Related Parties, Joint Ventures and Variable Interest Entities

Joint Ventures, page 75

5.   We note that you consolidate DIFZ as you are the primary beneficiary. We also note your disclosure on page 75 which indicates that "currently, all DIFZ revenue and costs are eliminated through our consolidation process." Please tell us how your accounting complies with paragraph 29 of ARB 51.

Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 83

6.   We note your statement that no "significant changes" in your internal control over financial reporting occurred during the most recently completed fiscal quarter that materially affected your internal control over financial reporting. Please note that Item 308(c) of Regulation S-K requires disclosure of "any change" in your internal control over financial reporting that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm, if true, that there were no such changes and provide us with a representation that you will provide conforming disclosure in future filings.

Part III, page 85

7.   Each Item in Part III of your Form 10-K states that you are incorporating by reference from your definitive proxy statement the required disclosure, but you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In future filings, please ensure that your Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed June 15, 2009)

Compensation Discussion and Analysis, page 12

8.   We note that your compensation philosophy is to provide pay opportunities and a compensation program that are "slightly above the median results of the market

analysis," which includes a custom peer group of comparator companies. However, your discussion of the various elements of compensation, such as base salaries and incentive bonus compensation, does not specifically explain how you arrived at the actual amounts paid for each named executive officer or how those amounts compare to the benchmark used. Please expand your disclosure accordingly. Where actual payments were above or below the benchmark, your disclosure should discuss the reasons for the variations.

9.   It appears from your disclosure that individual performance and the achievement of personal goals were also considered in setting compensation levels, though you have not included a discussion of how individual performance affected compensation for each of the named executive officers. Please describe the elements of individual performance that were taken into consideration in establishing, for example, base salaries and incentive bonus compensation, and any other element of compensation for which individual performance was a factor. Refer to Item 402(b)(2)(vii) of Regulation S-K.

10.   We note your statement on page 13 that in determining the adequacy of the executive compensation package, you consider total cash compensation and total direct compensation, as defined by you, compared to the median results of the market analysis. Please clarify to what extent decisions regarding each element of compensation affects decisions regarding other elements. Refer to Item 402(b)(1)(vi) of Regulation S-K.

Incentive Bonus Compensation, page 14

11.   Please expand your disclosure to specifically address how actual incentive bonus compensation was determined given that all performance targets for fiscal year 2009 were exceeded. Clarify whether discretionary action was exercised by the Compensation Committee and what role the achievement or non-achievement of personal goals played with respect to payouts under the Executive Incentive Plan.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed June 15, 2009)

Security Ownership of Certain Beneficial Owners, page 5

12.   In your future filings, please disclose the number of shares beneficially held by your officers and directors as a group. Refer to Item 403(b) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended October 2, 2009

Item 4. Controls and Procedures

Disclosure Controls and Procedures, page 40

13.   We note your disclosures on page 18 where you indicate that the Company
        became aware of certain payments that may have raised compliance issues under
        the Foreign Corrupt Practices Act and that you are evaluating your internal
        policies and procedures in an effort to improve your compliance procedures.
        Please tell us when these payments were initially made and when you first
        became aware of the nature of the payments. Further, tell us how you considered
        this incident of possible noncompliance when assessing the effectiveness of your
        disclosure controls and procedures.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief